UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On July 1, 2025, IM Cannabis Corp. (the “Company”) issued a press release titled: “IM Cannabis Corp. Provides Corporate Updates”. A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration Statement on Form F-3 (File No. 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated July 1, 2025 “IM Cannabis Corp. Provides Corporate Updates”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: July 1, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director